UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

ZIPREALTY, INC.

(Name of Subject Company — Issuer)

HONEYCOMB ACQUISITION, INC.

REALOGY GROUP LLC

(Names of Filing Persons — Offerors)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

98974V107

(CUSIP Number of Class of Securities)

Marilyn J. Wasser

Executive Vice President and

General Counsel

Realogy Group LLC

175 Park Avenue

Madison, NJ 07940

(973) 407-5370

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Barbara L. Becker

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166

(212) 351-4035

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$166,174,086.15	$21,403.22

*	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by adding (1) 21,832,783 shares of common stock of ZipRealty, Inc. (“ZipRealty”), par value 0.001 per share (the “Shares”), multiplied by the offer price of $6.75 per Share and (ii) 5,095,610 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $6.75 per Share, multiplied by $3.69, which is the offer price of $6.75 per Share minus the weighted average exercise price for such options of $3.06 per Share. The calculation of the transaction value is based on information provided by ZipRealty as of July 14, 2014.
**	The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction valuation by 0.0001288.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$21,403.22
Form or Registration No.:	Schedule TO
Filing Party:	Realogy Group LLC and Honeycomb Acquisition, Inc.
Date Filed:	July 16, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☒	third party tender offer subject to Rule 14d-l
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 16, 2014 (together with any amendments and supplements thereto, the “Schedule TO”) and relates to the offer by Honeycomb Acquisition, Inc. (“Purchaser”), a Delaware corporation and a wholly-owned indirect subsidiary of Realogy Group LLC (“Realogy”), to purchase all outstanding shares of common stock, par value $0.001 per share (individually, a “Share” and collectively, the “Shares”), of ZipRealty, Inc. (“ZipRealty”), for $6.75 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 16, 2014 (together with any amendments and supplements thereto, the “Offer to Purchase”), and the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment No. 3 shall have the meanings ascribed to such terms in the Offer to Purchase.

This Amendment No. 3 is being filed to amend and supplement Item 11 as reflected below.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as set forth below:

Section 16 of the Offer to Purchase titled “Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by adding the following after the last sentence thereof:

“On July 30, 2014, the litigation captioned Masseo v. ZipRealty, Inc. et al. was dismissed by the Superior Court of the State of California pursuant to a motion filed by the plaintiffs to voluntarily dismiss the lawsuit. In addition, on August 8, 2014, the litigation captioned Trezoik v. ZipRealty, Inc. et al. was dismissed by the Court of Chancery of the State of Delaware pursuant to a motion filed by the plaintiffs to voluntarily dismiss the lawsuit.

On August 8, 2014, the plaintiffs in the litigation captioned Fundamental Partners v. Baker et al. filed for a motion to obtain a preliminary injunction in connection with the Offer and the Merger. A hearing on this motion has been scheduled for August 13, 2014. Realogy and Purchaser believe that this motion is without merit and intend to vigorously defend against it. However, there can be no assurances with regard to the outcome of the hearing, and a preliminary injunction could delay or jeopardize the completion of the Offer or the Merger.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Honeycomb Acquisition, Inc.

By:	/s/ Anthony E. Hull
	Name:	Anthony E. Hull
	Title:	Executive Vice President and Treasurer

Realogy Group LLC

By:	/s/ Anthony E. Hull
	Name:	Anthony E. Hull
	Title:	Executive Vice President,
Chief Financial Officer and Treasurer

Date: August 11, 2014

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 16, 2014*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Notice of Guaranteed Delivery*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Summary Advertisement as published in the New York Times on July 16, 2014*

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Joint Press Release issued by Realogy Holdings Corp. and ZipRealty, Inc., dated as of July 15, 2014 (incorporated by reference from Exhibit 99.2 to Realogy Holdings Corp. and Realogy Group LLC’s Current Report on Form 8-K filed on July 15, 2014)*

(a)(5)(B)	Investor Presentation of July 15, 2014 Realogy Investor call (incorporated by reference from Exhibit 99.1 to Realogy Group LLC’s Schedule TO-C filed on July 15, 2014)*

(a)(5)(C)	Investor Script of July 15, 2014 Realogy Investor call (incorporated by reference from Exhibit 99.2 to Realogy Group LLC’s Schedule TO-C filed on July 15, 2014)*

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of July 15, 2014, by and among Realogy Group LLC, Honeycomb Acquisition, Inc. and ZipRealty, Inc. (incorporated by reference from Exhibit 2.1 to Realogy Holdings Corp. and Realogy Group LLC’s Current Report on Form 8-K filed on July 15, 2014)*

(d)(2)	Tender and Voting Agreement, dated as of July 15, 2014, by and among Realogy Group LLC, Honeycomb Acquisition, Inc., ZipRealty, Inc. and certain stockholders of ZipRealty, Inc. (incorporated by reference from Exhibit 99.1 to Realogy Holdings Corp. and Realogy Group LLC’s Current Report on Form 8-K filed on July 15, 2014)*

(g)	Not applicable

(h)	Not applicable

*	Previously filed.
**	Filed herewith.